UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
FORM 11-K
_______________
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                  to
Commission File Number 1-12718
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTH NET, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTH NET, INC.
21650 OXNARD STREET
WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.
401(k) SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	5
Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	6-13
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2011	14
SIGNATURES	15
EXHIBIT INDEX	16
23.1 Consent of Deloitte & Touche, LLP
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Health Net, Inc. 401(k) Savings Plan
Woodland Hills, California

We have audited the accompanying statements of net assets available for benefits of Health Net, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Los Angeles, California
June 22, 2012

HEALTH NET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Assets:
Participant-directed investments:
Common stock—Health Net, Inc.	$13,070,702	$11,985,246
Common collective trust funds	146,801,261	146,110,883
Mutual funds	322,804,379	338,237,943
Total participant-directed investments	482,676,342	496,334,072
Receivables:
Notes receivable from participants	13,637,091	13,637,040
Employer contributions	1,093,619	1,115,509
Total receivables	14,730,710	14,752,549
Net assets reflecting all investments at fair value	497,407,052	511,086,621
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(2,828,997)	(4,437,970)
Net assets available for plan benefits	$494,578,055	$506,648,651
See accompanying notes to financial statements.

HEALTH NET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

Additions to net assets attributed to:
Investment (loss) income
Net depreciation in fair value of investments	$(15,387,898)
Dividends	7,881,878
Net investment loss	(7,506,020)
Contributions
Participant	35,603,914
Employer	16,756,633
Total contributions	52,360,547
Interest income on notes receivable from participants	486,346
Total additions	45,340,873
Deductions from net assets attributed to:
Benefits paid to participants	(57,410,369)
Other expenses	(1,100)
Total deductions	(57,411,469)
Decrease in net assets	(12,070,596)
Net assets available for plan benefits:
Beginning of year	506,648,651
End of year	$494,578,055
See accompanying notes to financial statements.

HEALTH NET, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010,
AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.    DESCRIPTION OF PLAN
The Health Net, Inc. 401(k) Savings Plan (the “Plan”) enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the “Plan Description”) for more complete information.
General—The Plan is a defined contribution plan covering substantially all associates of Health Net, Inc. (the ”Company”). Eligible associates may participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company has oversight and control of the operations and administration of the Plan. In accordance with the terms of the Plan, a Compensation and Benefits Administrative Committee comprised of management of the Company has been established to administer the Plan. Mercer Trust Company is the trustee and Mercer HR Services, LLC is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Company is the sponsor (the “Plan Sponsor”) and administrator (the “Plan Administrator”) of the Plan.
Contributions—Eligible participants can elect a pretax contribution rate from 1 to 30 percent of their eligible compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the “IRC”). The Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. The Company may also make discretionary and profit sharing contributions. During the 2011 plan year, the Company did not make any such discretionary or profit sharing contributions.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings and the Company’s discretionary and profit sharing contributions, if any. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Eligibility and Vesting—In general, all associates of the Company and certain subsidiaries who are not covered by a collective bargaining agreement and who have met specified service requirements are eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Company matching contributions made on or after January 1, 2006 are 100 percent vested. Prior to 2006, vesting in employer contributions and any corresponding investment earnings were based on years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation §1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates.
In addition, all participants who have attained the age of 55, or who die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf.
Investment Options—Participants can direct their contributions into one or more common collective trust funds or mutual funds that have been selected as investment options for plan participants and can also choose to invest in the common stock of the Company. Investment in the common stock of the Company through the Plan is available to all participants except those whose compensation is subject to the approval of the Compensation Committee of the Board of Directors of the Company. On November 30, 2011, the Principal Investors Small Cap Fund was closed and all remaining balances were transferred to the Wells Fargo Advantage Small Cap Value Fund. On December 1, 2011, the following new investment options were added to the Plan: the T. Rowe Price Retirement 2015 Fund, the T. Rowe Price Retirement 2025 Fund, the T. Rowe Price Retirement 2035 Fund, the T. Rowe Price Retirement 2045 Fund, the T. Rowe Price Retirement 2050 Fund, and the T. Rowe Price Retirement 2055 Fund.
Benefits—Benefits are distributable from plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of plan assets. After termination of employment and on the earlier of distribution or a five-year break in service, the unvested portion of employer contributions and investment earnings thereon are forfeited by the participant and can be used to reduce future employer contributions. Terminated participants with account balances less than $1,000 are required to take distributions of their accounts. The Plan's Second Amendment provided for treating domestic partners and same sex spouses and partners as opposite sex spouses for various purposes and to comply with the requirements of the Worker, Retiree and Employer Recovery Act of 2008. The Third Amendment updated the domestic partner and same sex spouse and partner provisions. The Fourth Amendment provided for clarifying the investment election rules, loan rules and domestic partner provisions as well as expanded the hardship withdrawal provisions.
Forfeited Accounts—As of December 31, 2011 and 2010, forfeited accounts totaled $191,829 and $129,630, respectively. These amounts are used to reduce future employer contributions in the years following the forfeiture accruals. For the year ended 2011, employer contributions were reduced by $39,185 due to forfeited nonvested accounts.
Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal amount of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant’s account, bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month, and generally must be repaid within five years. The weighted average interest rate for loans outstanding as of December 31, 2011 and 2010 was 3.53 percent and 3.62 percent, respectively. Principal and interest are paid ratably through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). A participant may not have more than one outstanding loan at any given time.
Allocation of Earnings—Earnings of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.
Investment Advisory Services—In November 2011, the Plan Sponsor entered into an agreement with Financial Engines Advisors LLC ("Financial Engines") to provide investment advisory services to Plan participants. Under the agreement, Plan participants can choose the level of advisory services they want, which include retirement investment advice (referred to as “online advice”) or professional portfolio management services (referred to as “professional management”). Online advice is provided without charge to participants and is available to all Plan participants. Any participant may pay an additional monthly fee, which is deducted from his or her individual participant account on a quarterly basis, and choose the professional management option. Both the online advice and professional management services were made available to Plan participants in May 2012.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties—The Plan invests in various investment instruments, including common stock, mutual funds, and common collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair market value. The Company's common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. The money market fund is stated at cost plus accrued interest, which approximates fair value. The units of common collective trust funds are stated at fair value, which is estimated using net asset value per share as determined by the issuer of the funds, and are generally based on the fair market value of the underlying investments. Underlying investments in Putnam Stable Value Fund (the “stable value fund”) are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.
The stable value fund invests primarily in guaranteed investment contracts or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Contract value represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The statements of net assets available for benefits present the stable value fund at fair value within “common collective trust funds,” and include an additional line item representing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. Activity related to the stable value fund is therefore presented in the statement of changes in net assets available for benefits on a contract value basis.
Net appreciation or depreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes dividends and interest paid on the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans that are in default, as defined by the Plan’s loan policy, are deemed to be distributions in the year the default occurs. Deemed distributed loans are excluded from notes receivable from participants on the statements of net assets available for benefits.
Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for plan benefits as of December 31, 2011 and 2010 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.
Administrative and Other Expenses—Certain administrative expenses of the Plan are paid either by the Plan or by the Plan Sponsor as described in the Plan Description. For the year ended December 31, 2011, there were no administrative expenses paid by the Plan. Other expenses include fees for excessive trading as defined in certain investment fund prospectuses or brokerage fees and are paid by individual participants engaged in such trading.
New Accounting Pronouncements—In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The Plan adopted this requirement in 2011 and it did not materially affect the Plan's financial statements.
In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs. The amendments in this ASU result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (IFRSs). Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The FASB does not intend for these amendments to result in a change of application for many of the requirements in ASC 820, Fair Value Measurements and Disclosures. This ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. There are new disclosure requirements in this update including a disclosure of quantitative information about the unobservable inputs used for all Level 3 value measurements and a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed. There are also additional disclosure requirements such as disclosure of any transfers between Levels 1 and 2 (not just significant transfers). ASU No. 2011-04 is effective for periods beginning after December 15, 2011. Management does not expect the adoption of ASU No. 2011-04 to have a material impact on the financial statements.

3.    FAIR VALUE MEASUREMENTS
Assets recorded at fair value in the statements of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.
Investments measured and reported at fair value using Level inputs are classified and disclosed in one of the following categories:
Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.
Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of other valuation methodologies.
Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.
The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.
Shares of mutual funds held are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held at Plan year end. The Plan offers a brokerage account, which allows participants to individually invest in securities not offered in the Plan. As of December 31, 2011, all investments in the brokerage account consisted of mutual funds.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in the S&P 500 Index fund are categorized as Level 2 and investments in the stable value fund are categorized as Level 3.
The following tables present information about the Plan’s investment assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by management to determine such fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$13,070,702	$—	$—	$13,070,702
Mutual funds:
Asset allocation	104,768,257	—	—	104,768,257
Blend	55,357,427	—	—	55,357,427
Capital preservation - money market	85,088	—	—	85,088
Growth - domestic mid/large cap equities	55,129,818	—	—	55,129,818
Income - corporate and government bonds, asset-backed securities	52,490,497	—	—	52,490,497
Value - domestic large/small cap equities	54,420,513	—	—	54,420,513
Other	552,779	—	—	552,779
Total mutual funds	322,804,379	—	—	322,804,379
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund	—	60,766,469	—	60,766,469
Stable value	—	—	86,034,792	86,034,792
Total common collective trust funds	—	60,766,469	86,034,792	146,801,261
Total investments	$335,875,081	$60,766,469	$86,034,792	$482,676,342

	Fair Value Measurements at December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$11,985,246	$—	$—	$11,985,246
Mutual funds:
Asset allocation	98,433,863	-	-	98,433,863
Blend	64,384,730	-	-	64,384,730
Capital preservation - government bonds	188,630	-	-	188,630
Growth - domestic mid/large cap equities	64,253,182	-	-	64,253,182
Income - corporate and government bonds, asset-backed securities	50,217,097	-	-	50,217,097
Value - domestic large/small cap equities	60,645,459	-	-	60,645,459
Other	114,982	-	-	114,982
Total mutual funds	338,237,943	-	-	338,237,943
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund	-	64,140,242	-	64,140,242
Stable value	-	-	81,970,641	81,970,641
Total common collective trust funds	-	64,140,242	81,970,641	146,110,883
Total investments	$350,223,189	$64,140,242	$81,970,641	$496,334,072

For the years ended December 31, 2011 and 2010, there were no transfers between Levels 1 and 2. In determining when transfers between levels are recognized, the Plan’s accounting policy is to recognize the transfers based on the actual date of the event or change in circumstances that caused the transfer.
The following tables present a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3). The 2011 presentation has been expanded to reflect the disclosure requirements of ASU No. 2010-06, Fair Value Measurements and Disclosures:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Common Collective Trust Fund
Beginning balance—January 1, 2011	$81,970,641
Transfers into Level 3	—
Transfers out of Level 3	—
Net realized gain/loss	—
Change in unrealized appreciation/depreciation, included in the statement of changes in net assets available for benefits	(1,608,973)
Purchases, issuances, sales and settlements:
Purchases	19,673,709
Issuances	—
Sales	(14,000,585)
Settlements	—
Ending balance—December 31, 2011	$86,034,792

Beginning balance—January 1, 2010	$74,955,681
Net realized gain/loss	—
Change in unrealized appreciation/depreciation	—
Purchases, issuances, sales and settlements, net	7,014,960
Transfers from/to Level 3	—
Ending balance—December 31, 2010	$81,970,641

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.    INVESTMENTS
The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Davis New York Venture Fund	$36,321,810	$42,317,905
Europacific Growth Fund	37,661,068	47,078,157
Harbor Mid Cap Growth Fund	40,663,397	48,661,906
PIMCO Total Return Fund	40,411,219	42,761,871
*Putnam Stable Value Fund, at contract value	83,205,795	77,532,671
SSgA S&P 500 Index Securities Lending Series Fund	60,766,469	64,140,242
T. Rowe Price Retirement 2020 Fund	33,758,840	30,941,035
T. Rowe Price Retirement 2030 Fund	31,807,404	30,235,863
* Investment held by a permitted party-in-interest (see Note 7).
During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

* Common stock – Health Net, Inc. - healthcare	$1,355,219
Common collective trust funds - SSgA S&P 500 Index Securities Lending Series Fund	1,338,078
Mutual funds:
Asset allocation	(3,900,217)
Blend	(7,435,496)
Capital preservation - money market	(482,526)
Growth - domestic mid/large cap equities	(4,827,821)
Income - corporate and government bonds, asset-backed securities	730,388
Value - domestic large/small cap equities	(2,603,320)
Other	437,797
Total mutual funds	(18,081,195)
Total net depreciation in fair value of investments	$(15,387,898)
* Investment held by a permitted party-in-interest (see Note 7).

5.    NET ASSET VALUE PER SHARE
The following tables set forth a summary of the Plan’s investments for which fair value is estimated using the net asset value per share as of December 31, 2011 and 2010:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund (a)	$60,766,469	$—	Immediate	None	None
Stable value (b)	86,034,792	—	Immediate	None	None
Total	$146,801,261	$—

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund (a)	$64,140,242	$—	Immediate	None	None
Stable value (b)	81,970,641	—	Immediate	None	None
Total	$146,110,883	$—

(a) The S&P 500 Index (securities lending) fund’s strategy is to match, as closely as possible, the return of the S&P 500 Index, regardless of market conditions. This fund participates in a securities lending program maintained by the fund’s manager.

(b) The stable value fund’s strategies seek to invest primarily in guaranteed investment contracts, security-backed investments contracts, separate accounts issued or wrapped by issuance companies, banks or other financial institutions, or externally managed stable value commingled investment funds. The fund may also invest in high-quality money market instruments or other similar short-term investments. The fund seeks to provide a competitive yield with minimal market-related risk through investing in a variety of guaranteed investment contracts, security-backed investments contracts, and money market instruments. See Note 2 for more information on the stable value fund.

6.    FEDERAL INCOME TAX STATUS
The Plan received a determination letter dated May 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the IRC. The Plan has been amended since the May 26, 2010 determination letter was issued, however, the Company believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any period. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of a mutual fund issued by Mercer Trust Company and a common collective trust fund issued by Putnam Investments, LLC, both of which are subsidiaries of Marsh & McLennan Companies, Inc. Mercer Trust Company is the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. In November 2011, the Plan Sponsor entered into an agreement with Financial Engines to provide investment advisory services to Plan participants (see Note 1 for more information regarding these services). Financial Engines has an arrangement with the Trustee of the Plan to market and offer such services to other plans, for which, our Plan Trustee is also the trustee. Furthermore, the Trustee of the Plan receives fees from Financial Engines, under a service agreement, for establishing and maintaining secure communication links and data connectivity that enables the provisions of the services provided to Plan participants.
In addition, transactions in the Company’s common stock, an investment option offered to certain participants of the Plan, qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the Plan held 429,675 shares and 439,181 shares, respectively, of common stock of the Company, the sponsoring employer, with fair values of $13,070,702 and $11,985,246, respectively. During the year ended December 31, 2011, the Plan recorded no dividend income related to its investment in the Company’s common stock. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.

8.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports Plan financial information based on the audited financial statements with particular modifications based on the Form 5500 instructions.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for plan benefits per the financial statements	$494,578,055	$506,648,651
Employer contributions receivable	(1,093,619)	(1,115,509)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,828,997	4,437,970
Net assets per the Form 5500	$496,313,433	$509,971,112

The following is a reconciliation of contributions received from the employer and participants and the decrease in net assets per the financial statements to the Form 5500 for the year ended December 31, 2011:

Contributions per the financial statements	$52,360,547
Add: Employer contributions receivable at December 31, 2010	1,115,509
Less: Employer contributions receivable at December 31, 2011	(1,093,619)
Total contributions per the Form 5500	$52,382,437

Decrease in net assets per financial statements	$(12,070,596)
Add: Employer contributions receivable at December 31, 2010	1,115,509
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(4,437,970)
Less: Employer contributions receivable at December 31, 2011	(1,093,619)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	2,828,997
Net loss per the Form 5500	$(13,657,679)
* * * * * *

SUPPLEMENTAL SCHEDULE
HEALTH NET, INC.
401(k) SAVINGS PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-4288333
PLAN NUMBER: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
	Mutual Funds
	American Funds	Europacific Growth Fund	**	$37,661,068
	Davis Distributors, LLC	Davis New York Venture Fund	**	36,321,810
	Federated	Federated Prime Money Market Fund	**	85,088
	Harbor Funds Distributors, Inc.	Harbor Mid Cap Growth Fund	**	40,663,397
*	Mercer Trust Company	Brokerage Securities	**	552,779
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	**	40,411,219
	PIMCO Funds Distributors LLC	Allianz RCM Large Cap Growth Fund	**	14,466,421
	Quasar Distributors, LLC	Hotchkis & Wiley Large Cap Value Fund Institutional	**	1,024,582
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	**	12,324,453
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund	**	178,271
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	**	33,758,840
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund	**	287,462
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	**	31,807,404
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund	**	358,972
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	**	22,037,549
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund	**	27,249
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund	**	9,612
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Fund	**	3,978,445
	Vanguard	Inflation Protected Securities Fund	**	12,079,278
	Vanguard	Mid Cap Index Fund	**	6,826,661
	Vanguard	Small Cap Index Fund Institutional	**	10,869,698
	Vanguard	Value Index Fund Investor Shares	**	3,129,092
	Wells Fargo Funds Trust	Wells Fargo Advantage Special Small Cap Value Fund	**	13,945,029
			**	322,804,379
	Common Collective Trust Funds		**
*	Putnam Investments, LLC	Putnam Stable Value Fund, at fair value	**	86,034,792
	State Street Bank and Trust Company	SSgA S&P 500 Index Securities Lending Series Fund	**	60,766,469
				146,801,261
	Health Net, Inc. Common Stock
*	Health Net, Inc.	429,675 shares of Health Net, Inc. common stock	**	13,070,702
	Notes Receivable from Participants
*	Plan participants	Loans to participants are secured by participant’s account, have terms generally of up to five years, with maturity dates through December 2026 and bear interest ranging from 3.25% to 9.5%.		13,637,091
	Total Assets			$496,313,433

*	Investment held by a permitted party-in-interest.

**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN
June 22, 2012	/S/ JOSEPH C. CAPEZZA
Joseph C. Capezza
Chief Financial Officer of Health Net, Inc. (the Plan’s Sponsor) and Member of the Health Net, Inc. Compensation and Benefits Committee (the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1    Consent of Deloitte & Touche LLP